As filed with the Securities and Exchange Commission on December 15, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Genitope Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	77-0436313 (I.R.S. Employer Identification Number)

Genitope Corporation
525 Penobscot Drive
Redwood City, CA 94063
(650) 482-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dan W. Denney, Jr., Ph.D.
Chairman and Chief Executive Officer
Genitope Corporation
525 Penobscot Drive
Redwood City, CA 94063
(650) 482-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert L. Jones, Esq. Suzanne Sawochka Hooper, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	Anna T. Pinedo, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, NY 10104 (212) 468-8000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement, as determined by the stockholders.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed Maximum
		Proposed Maximum	Aggregate
Title of Each Class of	Amount to	Offering Price	Offering	Amount of
Securities to be Registered	be Registered	Per Share(1)	Price(1)	Registration Fee
Common Stock, $0.001 par value per share	4,250,000	$14.97	$63,622,500	$7,488.37

(1)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee, based on the average of the high and low sales prices of the Registrant’s Common Stock on the Nasdaq National Market on December 14, 2004.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The stockholders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated December 15,  2004

PROSPECTUS

4,250,000 Shares of Common Stock

Genitope Corporation

          This prospectus relates to the resale, from time to time, of up to 4,250,000 shares of our common stock by the selling stockholders identified in this prospectus. The selling stockholders acquired these shares from us in a private placement completed on December 14, 2004. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

          Our common stock is traded on the Nasdaq National Market under the symbol “GTOP.” On December 14, 2004, the last reported sales price for our common stock on the Nasdaq National Market was $15.01 per share.

          Investing in our common stock involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is             , 2004.

OUR BUSINESS

          The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. References in this prospectus to “our company,” “we,” “our,” and “us” refer to Genitope Corporation.

          We are a biotechnology company focused on the research and development of novel immunotherapies for the treatment of cancer. Immunotherapies are treatments that utilize the immune system to combat diseases. Our lead product candidate, MyVax personalized immunotherapy, is a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. MyVax is currently in a pivotal Phase 3 clinical trial and additional Phase 2 clinical trials for the treatment of B-cell non-Hodgkin’s lymphoma, or B-cell NHL. B-cells, also called B lymphocytes, are one of the two major classes of lymphocytes, which are types of white blood cells. In the United States, B-cell NHL represents approximately 85% to 90% of over 300,000 existing and approximately 55,000 newly diagnosed NHL patients each year. NHL is clinically classified as either slow-growing, referred to as indolent, or fast-growing, referred to as aggressive. There are approximately 25,000 patients diagnosed with indolent B-cell NHL in the United States each year. Our pivotal Phase 3 clinical trial is for the treatment of follicular B-cell NHL, which represents approximately half of the cases of indolent B-cell NHL. Results from our completed and ongoing clinical trials of MyVax for the treatment of B-cell NHL indicate that MyVax is generally safe and well tolerated. We believe that patient-specific active immunotherapies can also be applied successfully to the treatment of other cancers. As a result, we are also developing MyVax for the treatment of chronic lymphocytic leukemia, or CLL.

          In November 2000, based on positive interim Phase 2 results from our 9901 trial, we initiated a pivotal, double-blind, controlled Phase 3 clinical trial, our 2000#03 trial, to treat patients with follicular B-cell NHL. We believe that, if successful, the results of the trial will support regulatory approval of MyVax for the treatment of follicular B-cell NHL. We completed patient registration, the process during which a patient is screened and a biopsy is taken to determine whether the patient is eligible to participate in the clinical trial, in April 2004. Our independent Data Safety Monitoring Board, or DSMB, met on November 15, 2004 to review data in the clinical trial. After reviewing data for the entire Phase 3 clinical trial and blinded, preliminary immune response data for more than 100 of the initial patients immunized in the clinical trial, the DSMB noted no concerns and recommended that the trial continue as planned. We currently anticipate that the two planned interim analyses will be initiated in approximately the second quarter of 2005 and the second quarter of 2006, with the detailed follow-up period of the clinical trial scheduled to conclude in approximately the fourth quarter of 2007.

          We have a history of losses, and we have not generated any revenues since our inception. We have not obtained regulatory approval for any of our product candidates, and we have never had a commercially available product. In addition, we rely on third parties to conduct our clinical trials.

          We were incorporated in the State of Delaware on August 15, 1996. Our principal executive offices are located at 525 Penobscot Drive, Redwood City, California and our telephone number is (650) 482-2000. Our website address is www.genitope.com. The information contained in our website is not a part of this prospectus.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders. All proceeds from the sale of these shares will be solely for the accounts of the selling stockholders.

RISK FACTORS

          Any investment in our stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below before you decide whether to purchase our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the following risks actually occurs or any of the additional risks not presently known to us occur, our business could be materially harmed and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline due to any of these risks or uncertainties, and you might lose part or all of your investment.

Risks Related to Our Business

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

          We are a development stage company with a limited operating history. We have focused primarily on conducting clinical trials and seeking regulatory approval for our lead product candidate, MyVax personalized immunotherapy, a patient-specific active immunotherapy that is based on the unique genetic makeup of a patient’s tumor and is designed to activate a patient’s immune system to identify and attack cancer cells. We have incurred losses in each year since our inception in 1996. For the nine months ended September 30, 2004, we had a net loss of $20.2 million. Net losses were $48.9 million in 2003, $19.9 million in 2002 and $9.8 million in 2001. As of September 30, 2004, we had an accumulated deficit of $107.9 million. These losses, among other things, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect our research and development expenses to increase in connection with our ongoing pivotal Phase 3 clinical trial and additional Phase 2 clinical trials for MyVax and any other clinical trials that we may initiate. In addition, subject to regulatory approval of MyVax, we expect to incur sales, marketing and manufacturing expenses, including expenses associated with the construction and qualification of a commercial scale manufacturing facility. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing immunotherapeutic drugs, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

We currently have no source of revenue and may never become profitable.

          Our ability to become profitable depends upon our ability to generate revenue. To date, MyVax has not generated any revenue, and we do not know when or if MyVax will generate revenue. Our ability to generate revenue depends on a number of factors, including our ability to:

•	successfully complete our ongoing pivotal Phase 3 clinical trial for MyVax;

•	develop and obtain regulatory approval for MyVax, including regulatory approval for our commercial scale manufacturing facility and process;

•	manufacture commercial quantities of MyVax at acceptable cost levels; and

•	successfully market and sell MyVax.

          We anticipate the earliest we could realize product revenue is in 2006. We do not anticipate that we will achieve profitability for at least several years after generating revenues. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

          Developing patient-specific active immunotherapies, conducting clinical trials, establishing manufacturing facilities and marketing immunotherapies that we may develop is expensive. We will need to raise additional capital to:

•	fund our operations and clinical trials;

•	continue our research and development;

•	complete the construction and qualification of a commercial scale manufacturing facility; and

•	commercialize MyVax, or any other immunotherapies that we may develop, if any such immunotherapies receive regulatory approval.

          We believe that our current cash resources, together with the interest thereon, will provide us with sufficient financial resources for at least the next 18 months. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the risk factors discussed in this report. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. We will need to raise additional funds to lease and complete the construction and qualification of a commercial scale manufacturing facility and to commercialize MyVax if MyVax receives regulatory approval for the treatment of follicular B-cell NHL. A commercial scale manufacturing facility must be built and qualified and pass a pre-approval inspection from the appropriate regulatory agency prior to any regulatory approval for MyVax.

          Our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress and cost of our clinical trials and other research and development activities;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the cost and timing of leasing and completing the construction of a commercial scale manufacturing facility;

•	the costs and timing of regulatory approval;

•	the costs of establishing sales, marketing and distribution capabilities;

•	the effect of competing technological and market developments; and

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish.

          Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies, but we currently have no commitments or agreements relating to any of these types of transactions.

          Even if we achieve positive interim results in our pivotal Phase 3 clinical trial and receive regulatory approval for MyVax, including regulatory approval of a commercial scale manufacturing facility, we anticipate the earliest we could realize product revenue is in 2006. Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or our commercialization efforts.

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies, MyVax or any other immunotherapies that we may develop.

          We may raise additional funds through public or private equity offerings, debt financings, corporate collaboration or licensing arrangements or other arrangements. We cannot be certain that additional funding will be available on acceptable terms, or at all. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies, MyVax or any other immunotherapies that we may develop, or grant licenses on terms that are not favorable to us.

If clinical trials of MyVax, or any other immunotherapies that we may develop, do not produce successful clinical trial results, we will be unable to commercialize these products.

          To receive regulatory approval for the commercial sale of MyVax, or any other immunotherapies that we may develop, we must conduct, at our own expense, extensive clinical trials to demonstrate safety and efficacy in humans. Clinical testing is expensive, can take many years and has an uncertain outcome. Failure can occur at any stage of the testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of MyVax, or any other immunotherapies that we may develop, including the following:

•	our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing;

•	the conduct of our ongoing pivotal Phase 3 clinical trial for MyVax, including enrollment, may be slower than we currently anticipate;

•	safety and efficacy results attained in our pivotal Phase 3 clinical trial for MyVax may be less positive than the results obtained in our Phase 2 clinical trials for MyVax;

•	costs of our clinical trials may be greater than we currently anticipate;

•	after reviewing test results, we may abandon projects that we might have previously believed to be promising;

•	we, or regulators, may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks; and

•	the effects of MyVax, or any other immunotherapies that we may develop, on patients may not be the desired effects or may include undesirable side effects or other characteristics that may delay or preclude regulatory approval or limit their commercial use if approved.

          Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, positive time to disease progression results in small scale Phase 2 clinical trials are not necessarily indicative of the time to disease progression results in larger Phase 3 clinical trials. Moreover, all clinical data reported from time to time prior to the release of final results of a trial regarding time to disease progression is not fully audited and has been taken from databases that have not been fully reconciled against medical records kept at the clinical sites or that may not include the most current information on patient disease progressions. The DSMB’s recommendation that we continue our ongoing pivotal Phase 3 clinical trial for MyVax is not indicative of any results of the Phase 3 clinical trial, and failure can occur at any stage of testing. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials. The data collected from our clinical trials may not be sufficient to support regulatory approval of MyVax, or any other immunotherapies that we may develop. We do not know whether our existing or any future clinical trials will demonstrate safety and efficacy sufficiently to result in marketable products. Our failure to adequately demonstrate the safety and efficacy of MyVax, or any other immunotherapies that we may develop, will prevent receipt of regulatory approval and, ultimately, commercialization of MyVax, or any other immunotherapies that we may develop. Furthermore, because we have devoted most of our resources to the development of MyVax, our lead product candidate, we are dependent on its success.

Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

          Significant delays in clinical testing could materially impact our product development costs. We do not know whether planned clinical trials will begin on time, will need to be restructured or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory approval to commence and continue a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective sites, delays in obtaining institutional review board approval to conduct a study at a prospective site and delays in recruiting patients to participate in a study.

          In addition, we typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to oversee the operations of such clinical trials and to perform data collection and analysis. As a result, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion. If we have significant delays in testing or regulatory approvals, our financial results and the commercial prospects for MyVax, or any other immunotherapies that we may develop, will be harmed, our costs could increase and our ability to generate revenue could be delayed.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize MyVax, or any other immunotherapies that we may develop.

          Our pivotal Phase 3 clinical trial of MyVax for the treatment of follicular B-cell NHL is being conducted at 34 treatment centers in the United States and Canada. We do not have the ability to independently conduct clinical trials for MyVax, or any other immunotherapies that we may develop, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In addition, we rely on third-party couriers to transport patient tissue samples and MyVax. If any of our relationships with these contract research organizations, medical institutions, clinical investigators, contract laboratories or third-party couriers terminate, we believe that we would be able to enter into arrangements with alternative third parties. If certain of these third parties, such as medical institutions, clinical investigators or contract laboratories, do not successfully carry out their contractual duties or obligations, do not meet expected deadlines or need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize MyVax, or any other immunotherapies that we may develop.

If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

          Our ability to commercialize MyVax, or any other immunotherapies that we may develop, depends upon our ability to develop, manufacture, market and sell MyVax, or any other immunotherapies that we may develop, without infringing the proprietary rights of third parties. Numerous United States and foreign issued patents and pending patent applications, which are owned by third parties, exist in the general field of immunotherapy and gene expression. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that MyVax, or any other immunotherapies that we may develop, may infringe. There could also be existing patents of which we are not aware that MyVax, or any other immunotherapies that we may develop, may inadvertently infringe.

          In particular, we are aware of patents held jointly by Genentech, Inc. and City of Hope National Medical Center relating to expression of recombinant antibodies, by British Technology Group PLC relating to expression of recombinant proteins in mammalian cells, by the Board of Trustees of the Leland Stanford Junior University relating to expression of recombinant antibodies and by Stratagene relating to generation of DNA that encodes antibodies. To date, we have elected not to seek licenses for these patents because, among other reasons, we believe that our pre-commercialization activities fall within the scope of an available exemption. In addition, we do not believe that we will be required to seek any licenses upon completion of our pre-commercialization activities. For more information, please refer to the section entitled “Business — Intellectual Property” in our Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on May 24, 2004. We may be exposed to future litigation by the companies holding these patents or other third parties based on claims that MyVax, or any other immunotherapies that we may develop, or the methods we employ to manufacture them, infringe their intellectual property rights. Our ability to manufacture and commercialize MyVax, or any other immunotherapies that we may develop, may depend on our ability to demonstrate that MyVax, or any other immunotherapies that we may develop, and our manufacturing processes do not infringe third-party patents. If these patents were found to cover MyVax, or any other immunotherapies that we may develop, or our manufacturing process, we could be required to pay damages and could be unable to commercialize MyVax, or any other immunotherapies that we may develop, unless we obtained a license. A license may not be available to us on acceptable terms in the future, if at all.

          There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we infringe on their technology, we could face a number of issues, including:

•	infringement and other intellectual property claims which, with or without merit, can be expensive and time-consuming to litigate and can divert management’s attention from our core business;

•	substantial damages for past infringement which we may have to pay if a court decides that our product infringes on a competitor’s patent;

•	a court prohibiting us from selling or licensing our product unless the patent holder licenses the patent to us, which it is not required to do;

•	if a license is available from a patent holder, we may have to pay substantial royalties or grant cross licenses to our patents; and

•	redesigning our process so it does not infringe which may not be possible or could require substantial funds and time.

Because it is difficult and costly to protect our proprietary rights, we may not be able to ensure their protection.

          Our commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of MyVax, or any other immunotherapies that we may develop, and the methods we employ to manufacture them, as well as successfully defending these patents against third-party challenges. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them.

          As of September 30, 2004, we held two United States patents covering our core gene amplification technology, including composition of matter claims directed to cell lines and claims directed to methods of making proteins derived from patients’ tumors. These patents expire in 2016.

          Corresponding patents, although more constrained in scope due to rules not applicable in the United States, have been issued in South Africa, Canada and Australia, all of which expire in 2017. We have also filed additional United States and corresponding foreign patent applications relating to our Hi-GET gene amplification technology. We expect to continue to file additional patent applications.

          The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date in the United States. The biotechnology patent situation outside the United States is even more uncertain. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents.

          The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	our issued patents may not provide a basis for commercially-viable active immunotherapies, or may not provide us with any competitive advantages, or may be challenged by third parties;

•	we may not develop additional proprietary technologies that are patentable; or

•	the patents of others may have an adverse effect on our business.

          We also rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

We are not able to prevent others, including potential competitors, from using the patient-specific idiotype protein-keynote limpet hemocyanin, or KLH, conjugate, comprising a single idiotype protein, that we use in our lead product candidate, MyVax, for the treatment of indolent B-cell NHL.

          The patient-specific idiotype-KLH conjugate, comprising a single idiotype protein, and its use for the treatment of indolent B-cell NHL is in the public domain and therefore cannot be patented. Consequently, we are only able to receive patent protection for our amplified cell lines and the process we use to manufacture the tumor-derived idiotype protein used in MyVax. As a result, we cannot prevent other companies using different manufacturing processes from developing active immunotherapies that directly compete with MyVax.

We are subject to extensive regulation, which can be costly and time consuming and could subject us to unanticipated delays or prevent us from obtaining the required approvals to commercialize MyVax, or any other immunotherapies that we may develop.

          MyVax and any other immunotherapies that we may develop, clinical trials and manufacturing activities are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. The process of obtaining these approvals is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change. In addition, patient-specific active immunotherapies are complex, and regulatory agencies lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of our lead product candidate, MyVax, or any other immunotherapies that we may develop. The FDA has not approved the marketing of any immunotherapeutic drug based on a patient-specific active immunotherapy. Consequently, there is no precedent for the successful commercialization of a patient-specific active idiotype immunotherapeutic drug. In addition, we have not previously filed the marketing applications necessary to gain regulatory approvals. This lack of experience may impede our ability to obtain timely FDA approval, if at all. We will not be able to commercialize MyVax, or any other immunotherapies that we may develop, until we obtain FDA approval in the United States or approval by comparable authorities in other countries. We do not expect to receive regulatory approval for the commercial sale of MyVax until 2006, at the earliest. Any delay in obtaining, or inability to obtain, FDA approval would prevent us from commercializing MyVax, or any other immunotherapies that we may develop.

Even if MyVax, or any other immunotherapies that we may develop, receives regulatory approval, we may still face development and regulatory difficulties relating to MyVax, or any other immunotherapies that we may develop, in the future.

          If we receive regulatory approval to sell MyVax, or any other immunotherapies that we may develop, the FDA and foreign regulatory authorities may, nevertheless, impose significant restrictions on the indicated uses or marketing of MyVax, or any other immunotherapies that we may develop, or impose ongoing requirements for post-approval studies. In addition, regulatory agencies subject a marketed product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If we discover previously unknown problems with a product or our manufacturing and laboratory facility, a regulatory agency may impose restrictions on that product or on us, including requiring us to withdraw the product from the market. We will be subject to ongoing FDA requirements for submission of safety and other post-market information. If we fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations, including closing our facility; or

•	seize or detain products or require a product recall.

Obtaining regulatory approval of our manufacturing facility or disruptions in our manufacturing process may delay or disrupt our commercialization efforts.

          Before we can begin to commercially manufacture MyVax, we must obtain regulatory approval from the FDA for our manufacturing facility and process. In addition, we must pass a pre-approval inspection of our manufacturing facility by the FDA before MyVax can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with the current Good Manufacturing Practices, or cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. We have undertaken steps towards achieving compliance with these regulatory requirements required for commercialization. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell MyVax, or any other immunotherapies that we may develop.

          We are currently manufacturing the necessary quantities of MyVax for our clinical trials at our existing facility in Redwood City, California. Our manufacturing facility is currently subject to licensing requirements of the California Department of Health Services, and we received this license during the second quarter of 2004. Our facility is subject to inspection by the FDA as well as by the California Department of Health Services at any time. Failure to maintain our license from the California Department of Health Services or to meet the inspection criteria of the FDA and the California Department of Health Services would disrupt our manufacturing processes and would harm our business. If an inspection by the FDA, California Department of Health Services or foreign regulatory authorities indicates that there are deficiencies, we could be required to take remedial actions, or our facility may be closed.

          In order to commercialize MyVax, or any other immunotherapies that we may develop, we will need to construct and qualify a commercial scale manufacturing facility. Preparing a facility for commercial manufacturing may involve unanticipated delays and the costs of complying with FDA regulations may be higher than we anticipated. In addition, any material changes we make to the manufacturing process may require approval by the FDA and state or foreign regulatory authorities. Obtaining these approvals is a lengthy, involved process, and we may experience delays. Such delays could increase costs and adversely affect our business.

We have no experience manufacturing MyVax, or any other immunotherapies, for the number of patients and at a cost that would enable widespread commercial use.

          To date, we have only manufactured MyVax in quantities necessary to support our ongoing pivotal Phase 3 clinical trial and Phase 2 clinical trials for MyVax. We have no experience in manufacturing MyVax, or any other immunotherapies, for the number of patients and at a cost that would support commercial use. In addition, since no other company has manufactured an immunotherapeutic product for commercial sale, there are no precedents from which we could learn. To commercialize MyVax, we will need to construct and qualify a commercial scale manufacturing facility that meets cGMP standards. In doing so, we may encounter problems with, among other things, controlling costs and quality control and assurance.

          If we cannot manufacture a sufficient supply of MyVax on acceptable terms, the commercialization of MyVax will be delayed or prevented.

We may experience difficulties in manufacturing MyVax, or any other immunotherapies that we may develop, which could prevent us from completing our ongoing clinical trials and delay the commercialization of MyVax, or any other immunotherapies that we may develop.

          Manufacturing MyVax is complex and requires coordination internally among our employees as well as externally with physicians, hospitals and third-party suppliers and carriers. This process involves several risks that may lead to failures or delays in manufacturing MyVax, including:

•	difficulties in obtaining adequate tumor samples from physicians;

•	difficulties in the timely shipping of tumor samples to us or in the shipping of MyVax to the treating physicians due to errors by third-party carriers, transportation restrictions or other reasons;

•	destruction of, or damage to, tumor samples or MyVax during the shipping process due to improper handling by third-party carriers, hospitals, physicians or us;

•	destruction of, or damage to, tumor samples or MyVax during storage at our facility; and

•	difficulties in ensuring the quality and consistency of materials provided by our suppliers.

          If we experience any difficulties in manufacturing MyVax, or any other immunotherapies that we may develop, our ongoing clinical trials may be delayed and commercialization of MyVax, or any other immunotherapies that we may develop, may be delayed.

We rely on the availability and condition of our sole manufacturing facility in Redwood City, California. If we are not able to renew the subleases or if the facility is damaged or destroyed, then our ability to manufacture products will be significantly affected and we will be delayed or prevented from completing our clinical trials and commercializing MyVax, or any other immunotherapies that we may develop.

          We currently rely on the availability and condition of our sole manufacturing facility, located in Redwood City, California, to manufacture MyVax. Our facility is located in a seismic zone, and there is the possibility of an earthquake which, depending on its magnitude, could be disruptive to our operations. Our subleases for this facility expire as early as May 2005 and as late as November 2006, and because we have no options to extend the terms of these subleases, we may not be able to negotiate new subleases for this facility. In addition, if the facility or the equipment in the facility is significantly damaged or destroyed for any reason, we will not be able to quickly or inexpensively replace our manufacturing capacity. The inability to renew the subleases or the damage or destruction of the facility would significantly affect our ability to manufacture MyVax, or any other immunotherapies that we may develop, and would delay or prevent us from completing our clinical trials and commercializing MyVax, or any other immunotherapies that we may develop.

We currently depend on single source suppliers for critical raw materials for manufacturing, as well as other components required for the administration of MyVax. The loss of these suppliers could delay our clinical trials or prevent or delay commercialization of MyVax.

          We currently depend on single source suppliers for critical raw materials used in MyVax and other components used in the manufacturing process and required for the administration of MyVax. In particular, manufacturing of MyVax requires keyhole limpet hemocyanin, or KLH, a foreign carrier protein. We purchase KLH from biosyn Arzneimittel GmbH, or biosyn, a single source supplier. We have entered into a supply agreement with biosyn, dated December 9, 1998, pursuant to which biosyn has agreed to supply us with KLH. The supply agreement expires on December 9, 2005. Either party may terminate the supply agreement earlier upon a breach that is not cured within 60 days or other events relating to insolvency or bankruptcy. Biosyn is not contractually obligated to supply us with the amounts of KLH currently being supplied and necessary for our current clinical trial purposes or for commercialization. There may be no other supplier of KLH of suitable quality for our purposes.

          In addition, we currently purchase specialized cell culture containers, which are critical components of our manufacturing process, from Medtronic, Inc., a single source supplier. We do not have a long-term contract with Medtronic and rely on purchase orders to obtain the necessary cell culture containers. To date, Medtronic has met our requirements for our clinical trials. There are, in general, few alternative sources of supply for the cell culture containers.

          Administration of MyVax requires an adjuvant to enhance the immune response. We use Leukine sargramostim, a commercially available recombinant human granulocyte-macrophage colony stimulating factor known as GM-CSF, as an adjuvant for MyVax. An adjuvant is a substance that is administered with an antigen to enhance or increase the immune response to that antigen. We currently rely on purchase orders to purchase GM-CSF from Berlex Laboratories, Inc. We do not have a long-term contract with Berlex. GM-CSF is not commercially available from other sources in the United States or Canada.

          Establishing additional or replacement suppliers for these materials or components may take a substantial amount of time. In addition, we may have difficulty obtaining similar components from other suppliers that are acceptable to the FDA. If we have to switch to a replacement supplier, we may face additional regulatory delays and the manufacture and delivery of MyVax, or any other immunotherapies that we may develop, could be interrupted for an extended period of time, which may delay completion of our clinical trials or commercialization of MyVax, or any other immunotherapies that we may develop. If we are unable to obtain adequate amounts of these components, our clinical trials will be delayed. In addition, we will be required to obtain regulatory clearance from the FDA to use different components that may not be as safe or as effective. As a result, regulatory approval of MyVax may not be received at all.

The commercial success of MyVax, or any other immunotherapies that we may develop, will depend upon the degree of market acceptance of these products among physicians, patients, health care payors and the medical community.

          MyVax, or any other immunotherapies that we may develop, may not gain market acceptance among physicians, patients, health care payors and the medical community. The degree of market acceptance of any approved immunotherapies will depend on a number of factors, including:

•	market acceptance of patient-specific active immunotherapies;

•	the prevalence and severity of any side effects;

•	potential advantages over alternative treatments;

•	ability to produce an active immunotherapy at a competitive price;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support; and

•	sufficient third-party coverage or reimbursement.

          If MyVax, or any other immunotherapies that we may develop, are approved but do not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate product revenue and we may not become profitable.

If we are unable to obtain acceptable prices or adequate reimbursement from third-party payors for MyVax, or any other immunotherapies that we may develop, our revenues and prospects for profitability will suffer.

          Our ability to commercialize MyVax, or any other immunotherapies that we may develop, is highly dependent on the extent to which coverage and reimbursement for MyVax, or any other immunotherapies that we may develop, will be available from:

•	governmental payors, such as Medicare and Medicaid;

•	private health insurers, including managed care organizations; and

•	other third-party payors.

          Many patients will not be capable of paying for MyVax, or any other immunotherapies that we may develop, themselves and will rely on third-party payors to pay for their medical needs. A primary current trend in the United States health care industry is toward cost containment. Large private payors, managed care organizations, group purchasing organizations and similar organizations are exerting increasing influence on decisions regarding the use of, and reimbursement levels for, particular treatments. Such third-party payors, including Medicare, are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the indications for which they will reimburse patients who use MyVax, or any other immunotherapies that we may develop. On December 8, 2003, President Bush signed into law the Medicare Prescription Drug Improvement and Modernization Act of 2003. We have not determined the full impact of this new law on our business; however, we believe that legislation that could limit reimbursement for MyVax, or any other immunotherapies that we may develop, could adversely impact how much or under what circumstances healthcare providers would prescribe or administer our products, and could decrease the price we might establish for MyVax, or any other immunotherapies that we may develop, which would result in lower product revenues. Other cost-control initiatives could also decrease the price we might establish for MyVax, or any other immunotherapies that we may develop, which would also result in lower product revenues. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for MyVax, or any other immunotherapies that we may develop, our revenue and prospects for profitability will suffer.

If we are unable to establish sales and marketing capabilities or enter into agreements with companies to sell and market MyVax, we may be unable to generate product revenue.

          We do not have a sales organization and have no experience as a company in the sales, marketing and distribution of pharmaceutical products. In order to commercialize any products, we must develop our sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. If MyVax is approved for commercial sale, we currently plan to establish our own sales force to market it in the United States. Developing a sales force is expensive and time consuming and could delay any product launch. We cannot be certain that we would be able to develop this capacity. If we are unable to establish our sales and marketing capability, we will need to contract with third parties to market and sell MyVax in the United States. We will also need to develop a plan to market and sell MyVax outside the United States. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we directly marketed and sold MyVax, or any other immunotherapies that we may develop. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

If product liability lawsuits are successfully brought against us, we will incur substantial liabilities and may be required to limit commercialization of MyVax, or any other immunotherapies that we may develop.

          We face an inherent risk of product liability exposure related to the testing of MyVax, or any other immunotherapies that we may develop, in human clinical trials and will face an even greater risk if we sell MyVax, or any other immunotherapies that we may develop, commercially. Currently, we are not aware of any historical or anticipated product liability claims. In the future, an individual may bring a liability claim against us if MyVax, or any other immunotherapies that we may develop, causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for MyVax, or any other immunotherapies that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients;

•	loss of revenues; and

•	the inability to commercialize MyVax, or any other immunotherapies that we may develop.

          We have product liability insurance that covers our clinical trials up to a $3.0 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for MyVax, or any other immunotherapies that we may develop. We believe that our current insurance coverage is adequate. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We may incur significant costs complying with environmental laws and regulations.

          We use hazardous materials that could be dangerous to human health, safety or the environment. As appropriate, we store these materials and various wastes resulting from their use at our facility pending ultimate use and disposal. We currently contract with a third party to dispose of these materials and various wastes resulting from the use of such materials at our facility. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from the use of such materials. While our costs for compliance, including costs related to the disposal of hazardous materials, to date have been nominal, we may incur significant costs complying with both existing and future environmental laws and regulations. We are subject to regulation by the Occupational Safety and Health Administration, or OSHA, the California and federal environmental protection agencies and to regulation under the Toxic Substances Control Act. OSHA or the California or federal Environmental Protection Agency, may adopt regulations that may affect our research and development programs. We are unable to predict whether any agency will adopt any regulations that could have a material adverse effect on our operations.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

          Our research and development and manufacturing activities involve the use of biological and hazardous materials. While we have not been found in violation of any environmental laws or been the subject of any investigations for violations of environmental laws, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages. We have general liability insurance of up to $3.0 million per occurrence. We believe our current insurance coverage is adequate. However, this insurance may not cover a claim that arises if it is related to our biological or hazardous materials. However, if we were to be held liable for an accident involving our biological or hazardous materials, this liability could exceed our insurance coverage and our other financial resources.

If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop MyVax, or any other immunotherapies that we may develop, conduct our clinical trials and commercialize MyVax, or any other immunotherapies that we may develop.

          Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, clinicians and scientists. We are highly dependent upon our senior management and scientific staff, particularly Dan W. Denney, Jr., our founder, Chairman and Chief Executive Officer. The loss of services of Dr. Denney or one or more of our other members of senior management could delay or prevent the successful completion of our pivotal Phase 3 clinical trial or the commercialization of MyVax. Currently, we do not have employment agreements with any members of senior management. As of September 30, 2004, Dr. Denney owned 1,258,500 shares of our common stock that were not subject to any vesting and options to purchase 225,000 shares of our common stock, of which approximately 29,687 shares were vested. We do not carry “key person” insurance covering members of senior management other than Dr. Denney. The insurance covering Dr. Denney is in the amount of $10.0 million.

          The competition for qualified personnel in the biotechnology field is intense. In particular, our ability to deliver patient therapies depends on our ability to attract and retain quality assurance and control personnel. We will need to hire additional personnel as we continue to expand our manufacturing, research and development activities. We are not aware of any key personnel planning to retire or leave us in the near future.

If our competitors are better able to develop and market products that are more effective than MyVax, or any other immunotherapies that we may develop, our commercial opportunity will be reduced or eliminated.

          We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Various products are currently marketed for the treatment of NHL, and a number of companies are developing new treatments. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than MyVax, or any other immunotherapies that we may develop. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

     We expect that our ability to compete effectively will depend upon our ability to:

•	successfully and rapidly complete clinical trials and obtain all requisite regulatory approvals in a cost-effective manner;

•	maintain a proprietary position for our manufacturing process and other technology;

•	attract and retain key personnel; and

•	build an adequate sales and marketing infrastructure for MyVax.

          Several companies, such as Corixa Corporation, Biogen Idec Inc. and Immunomedics, Inc., are involved in the development of passive immunotherapies for the treatment of NHL. Various products are currently marketed for treatment of NHL. Rituxan, a passive immunotherapy co-marketed by Genentech, Inc. and Biogen Idec Inc., is approved for the treatment of relapsed or refractory, low grade B-cell NHL. In addition, Biogen Idec Inc. has received FDA approval for marketing its passive radioimmunotherapy product, Zevalin, and GlaxoSmithKline Plc and Corixa Corporation received FDA approval for marketing their version of passive radioimmunotherapy product, Bexxar, for the treatment of relapsed or refractory low grade, follicular, or transformed B-cell NHL. For more information, please refer to the section entitled “Business — MyVax Personalized Immunotherapy” in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 26, 2004.

          In addition, there are several companies focusing on the development of active immunotherapies for the treatment of NHL, including Antigenics, Inc., Favrille, Inc. and Large Scale Biology Corporation. We are aware that the National Cancer Institute, or NCI, in collaboration with Biovest International, Inc., is currently conducting a Phase 3 clinical trial of active immunotherapy in patients with follicular NHL. If any are successfully developed and approved, they could compete directly with MyVax, if it is approved. In addition, researchers are continually learning more about NHL and other forms of cancer, and new discoveries may lead to new technologies for treatment. As a result, MyVax, or any other immunotherapies that we may develop, may be rendered obsolete and noncompetitive at any time.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

          In order to continue our clinical trials and commercialize MyVax, or any other immunotherapies that we may develop, we will need to expand our employee base for managerial, operational, financial and other resources. We anticipate that we will need more than 350 employees by the time MyVax is initially commercialized. We do not expect to be able to commercially launch MyVax until 2006, at the earliest. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize MyVax, or any other immunotherapies that we may develop, and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to:

•	manage our research and development efforts effectively;

•	manage our clinical trials effectively;

•	integrate additional management, administrative, manufacturing and sales and marketing personnel;

•	develop our administrative, accounting and management information systems and controls; and

•	hire and train additional qualified personnel.

          We may not be able to accomplish these tasks, and our failure to accomplish any of them could harm our financial results.

Other Risks

Our stock price may be volatile, and your investment in our stock could decline in value.

          The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

•	announcements of technological innovations or new products by us or our competitors;

•	announcement of FDA approval or non-approval of MyVax, or any other immunotherapies that we may develop, or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to MyVax, or any other immunotherapies that we may develop, clinical trials, manufacturing process or sales and marketing activities;

•	regulatory developments in the United States and foreign countries;

•	the success of our research efforts and clinical trials;

•	any intellectual property infringement lawsuit involving us;

•	announcements concerning our competitors, or the biotechnology or biopharmaceutical industries in general;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and 5% stockholders;

•	changes in accounting principles; and

•	the loss of any of our key scientific or management personnel.

          In particular, you may not be able to resell your shares at or above your purchase price. The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which would hurt our business, operating results and financial condition.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

          Provisions in our amended and restated certificate of incorporation and our bylaws may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include a classified board of directors and a prohibition on actions by our stockholders by written consent. In addition, our Board of Directors has the right to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our Board of Directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us in certain circumstances. Finally, these provisions establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our Board of Directors, they would apply even if the offer may be considered beneficial by some stockholders.

The ownership interests of our officers, directors and largest stockholders could conflict with the interests of our other stockholders.

          As of September 30, 2004, our officers, directors and holders of 5% or more of our outstanding common stock beneficially owned approximately 26.9% of our common stock (assuming no exercise of outstanding options or warrants). As a result, these stockholders, acting together, are able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.

Future sales of our common or preferred stock could lower the market price of our common stock.

          Sales of substantial amounts of shares in the public market could harm the market price of our common stock. 23,935,371 shares of our common stock were outstanding as of December 10, 2004. Each of our directors and executive officers and certain of our stockholders, which directors, executive officers and stockholders held in the aggregate approximately 15.1% of our outstanding common stock as of December 10, 2004, have agreed, subject to specified exceptions, that without the prior written consent of WR Hambrecht + Co, they will not, directly or indirectly, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, for a period of 90 days following the closing date of the private placement of our stock with the selling stockholders. WR Hambrecht + Co, may, in its sole discretion, permit early release of shares subject to the lock-up agreements. All of the shares of our common stock that were outstanding as of December 10, 2004, are eligible for sale in the public market under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations and the 90-day lock-up agreements described above. In addition, of the 1,585,826 shares issuable upon exercise of options to purchase our common stock outstanding as of December 10, 2004, approximately 382,171 shares were vested and eligible for sale as of December 10, 2004. In addition, if we propose to register any of our securities under the Securities Act of 1933, as amended, either for our own account or for the accounts of other security holders, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock. In addition, holders of registration rights may require us on not more than two occasions at any time to file a registration statement under the Securities Act with respect to their shares of common stock. We have received waivers of these registration rights in connection with this offering. Further, the holders of registration rights may require us to register their shares on Form S-3. These rights shall terminate altogether three years after the effective date of our initial public offering, and, with respect to each holder of such rights, on the date when such holder holds less than 1% of our outstanding shares of common stock and is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, and issue additional shares in follow-on offerings to raise additional capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. Such sales could reduce the market price of our common stock.

If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm are unable to provide an unqualified attestation report on our assessment, the financial marketplace may react adversely.

          We are currently undergoing a comprehensive effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Compliance is required as of December 31, 2004. This effort includes documenting and testing our internal controls and providing management’s evaluation of these controls. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. We may identify material weaknesses or deficiencies in our internal controls as defined by the Public Company Accounting Oversight Board from our testing which we may not be able to remediate in time to comply with the requirements of Section 404 by the December 31, 2004 deadline. In addition, as such standards are modified, supplemented or amended from time to time, we may not be able to favorably assess the effectiveness of our internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent registered public accounting firm are unable to provide an unqualified attestation report on our assessment, the financial marketplace may react adversely.

WHERE YOU CAN FIND MORE INFORMATION

          This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, as amended. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

          We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov.

     We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	the description of our Common Stock contained in our registration statement on Form 8-A under Section 12 of the Exchange Act, dated October 16, 2003, including any amendment or reports filed for the purpose of updating such description;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 26, 2004;

•	our Definitive Proxy Statement for our Annual Meeting of Stockholders held on June 11, 2004, filed with the SEC on April 29, 2004;

•	our Current Report on Form 8-K, filed with the SEC on May 5, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 14, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 13, 2004;

•	our Current Report on Form 8-K, filed with the SEC on September 22, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed with the SEC on November 12, 2004; and

•	our Current Report on Form 8-K, filed with the SEC on December 15, 2004.

     The reports and other documents that we file after the date of this prospectus will automatically update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

Genitope Corporation 525 Penobscot Drive Redwood City, CA 94063 Attn: Laura Woodhead (650) 472-2132

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Forward-looking statements include, but are not limited to, statements about:

•	the progress of our research, development and clinical programs, the timing of the interim analyses in our pivotal Phase 3 clinical trial, the timing of the completion of construction of a commercial scale manufacturing facility, the timing of submission of a Biologics License application for MyVax to the FDA and the timing of the commercialization of MyVax, or any other immunotherapies that we may develop;

•	our ability to market, commercialize and achieve market acceptance for MyVax, or any other immunotherapies that we may develop;

•	construction and qualification of a commercial scale manufacturing facility;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our estimates for future performance; and

•	our estimates regarding anticipated operating losses, future revenues, capital requirements and our needs for additional financing.

          Because the risk factors referred to above, as well as the risk factors beginning on page 3 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. Neither we nor any other person assumes responsibility for the accuracy and completions of such statements. Moreover, except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SELLING STOCKHOLDERS

          We are registering for resale the shares covered by this prospectus on behalf of the selling stockholders identified below. The selling stockholders acquired the resale shares from us in a private placement. WR Hambrecht + Co, LLC assisted us in connection with selling the shares in the private placement. We are registering the shares to permit the selling stockholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of the selling stockholders;

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus; and

•	the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders).

          The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that each stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below.

          This table is prepared solely based on information supplied to us by the listed selling stockholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the SEC and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 23,935,371 shares of our common stock issued and outstanding on December 10, 2004, and the sale and issuance of 4,250,000 shares of common stock to the selling stockholders in the private placement, adjusted as may be required by rules promulgated by the SEC.

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering		Number of Shares Being	Owned After Offering
Selling Stockholders	Number	Percent	Offered	Number	Percent
Atlas Capital ID Fund, L.P.(1)	540	*	540	—	*
Atlas Capital (Q.P.) L.P.(1)	29,070	*	29,070	—	*
Atlas Capital Master Fund, L.P.(1)	60,390	*	60,390	—	*
Band of Angels Fund, L.P.	40,000	*	20,000	20,000	*
Broadview Advisors LLC	97,000	*	97,000	—	*
CC LifeScience Select Ltd.(2)	40,000	*	40,000	—	*
CC LifeScience Market Neutral Ltd.(2)	130,000	*	130,000	—	*
CC LifeScience Ltd.(2)	205,000	*	205,000	—	*
Cimarron Overseas Equity Master Fund L.P.	15,000	*	15,000	—	*
Clarion Capital Corporation	25,000	*	25,000	—	*
Cordillera Fund, L.P.	20,000	*	20,000	—	*
Enable Growth Partners L.P.(3)	25,000	*	25,000	—	*
Fronos Investments	20,000	*	20,000	—	*
Falcon Fund QP, L.P.	172,465	*	172,465	—	*
Falcon Fund Offshore, Ltd.	77,535	*	77,535	—	*
Framlington Health Fund	370,000	1.31%	370,000	—	*
Framlington Biotech Fund	13,000	*	13,000	—	*
FIPS Health Fund	30,000	*	30,000	—	*
Forest Hill Select Fund, L.P.	135,303	*	135,303	—	*
Forest Hill Select Offshore, Ltd.	2,515	*	2,515	—	*
Ivy MA Holdings 8, LLC	12,182	*	12,182	—	*
Gryphon Master Fund, LP	180,000	*	180,000	—	*
Heartland Advisors, Inc.	375,000	1.33%	375,000	—	*
Capital Ventures International(4)	125,000	*	125,000	—	*
Kessef Capital	10,000	*	10,000	—	*
KMF Partners LP	40,000	*	40,000	—	*
Microcapital	125,000	*	125,000	—	*
MPM BioEquities Master Fund, LP(5)	247,300	*	247,300	—	*
MPM BioEquities Fund GmbH & Co. KG(5)	2,700	*	2,700	—	*
The Pinnacle Fund, L.P.(6)	500,000	1.06%	300,000	200,000	*
The Pilgrim Fund	40,000	*	40,000	—	*
Precept Capital Master Fund, G.P.(7)	25,000	*	25,000	—	*
Highway Partners, LP	3,795	*	3,795	—	*
Thruway Partners, LP	18,112	*	18,112	—	*
Expressway Partners Ltd	53,093	*	53,093	—	*
Truk Opportunity Fund, LLC	47,000	*	47,000	—	*
Truk International Fund, LP	3,000	*	3,000	—	*
Longview Fund, LP(8)	62,500	*	62,500	—	*
Longview Equity Fund, LP(9)	50,000	*	50,000	—	*
Longview International Equity Fund, LP(9)	12,500	*	12,500	—	*
Regal Securities Investments, LP	70,000	*	70,000	—	*
Sandor Capital Master Fund, L.P.(10)	40,000	*	40,000	—	*
SF Capital Partners Ltd.(11)	100,000	*	100,000	—	*
Southwell Partners, L.P.	924,000	3.28%	207,000	717,000	2.54%
Wilson S. Jaeggli	29,100	*	18,000	11,100	*
SRG Capital, LLC(12)	10,000	*	10,000	—	*
Stetson Capital, LLC	20,000	*	20,000	—	*
UBS O’Connor LLC F/B/O O’Connor PIPES Corporate Strategies Master Ltd.(13)	40,000	*	40,000	—	*
Walker Smith Capital, L.P.	79,265	*	12,600	66,665	*
Walker Smith International Fund, Ltd.	488,953	1.73%	77,600	411,353	1.46%
Walker Smith Capital (QP), L.P.	375,422	1.33%	59,800	315,622	1.12%
Westpack Capital, L.P.	30,000	*	30,000	—	*
William D. Witter, Inc.	125,000	*	125,000	—	*
Other accredited investors	220,000	*	220,000	—	*

Total Selling Stockholders	5,991,740	21.26%	4,250,000	1,741,740	6.18%

*Less than one percent.

(1)	Robert H. Alpera exercises voting and investment control over these securities.
(2)	Nathan Fischel, M.D., CFA, Managing Member of Capital Creek LifeScience Partners, LLC, exercises voting and investment control over these securities. Castle Creek LifeScience Partners, LLC is located at 345 North Maple Drive, Suite 206, Beverly Hills, CA 90210.
(3)	Enable Growth Partners is affiliated with enable Capital LLC, an NASD member. Enable Capital has no client accounts.
(4)	Capital Ventures International has advised us that it is under common control with one or more NASD members, none of whom are currently expected to participate in the sale of these securities.
(5)	Each of these funds is affiliated with MPM Capital. Dr. Ansbert Gadicke, vice chairman of MPM Capital’s board of directors, is chairman of the board and president of Medical Portfolio Management, LLC, the general partner of MPM Capital. Dr. Ansbert Gadicke exercises voting and investment control over these securities.
(6)	Pinnacle Fund Management, LLC is the General Partner of Pinnacle Advisers, L.P., the General Partner of The Pinnacle Fund, L.P., and has dispositive power with respect to these securities. Pinnacle Fund Management, LLC is located at 4965 Preston Park Blvd., Suite 240, Plano, TX 75093-5170
(7)	D. Blair Baker exercises voting and investment control over these securities.
(8)	S. Michael Rudolph, Chief Financial Officer and Managing Member of Viking Asset Management LLC, the General Partner of the selling stockholder, exercises voting and investment control over these securities. Viking Asset Management is located at 600 Montgomery Street, 44th Fl., San Francisco, CA 94111
(9)	Wayne H. Coleson exercises voting and investment control over these securities.
(10)	John S. Lemak, the general partner of Sandor Capital Master Fund, L.P., is an affiliate of Williams Financial Group, Inc., a registered broker-dealer. Sandor Capital Master Fund, L.P is a non-affiliate.
(11)	Stark Asset Management, L.L.C., the investment manager of SF Capital Partners Ltd., exercises voting and dispositive power with respect to the shares of common stock offered by SF Capital Partners Ltd. in this prospectus. Voting, investment and disposition decisions made by Stark Asset Management, L.L.C. on behalf of SF Capital Partners Ltd. are made by Mr. Michael A. Roth and Mr. Brian J. Stark, the managing members of Stark Asset Management, L.L.C. Messrs. Roth and Stark may be deemed to be the beneficial owners of such shares. SF Capital Partners Ltd. has advised us that it is an affiliate of two broker-dealers and that it purchased the securities reflected in this table in the ordinary course of business and, at the time of that purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute such securities. Stark is located at 3600 South Lake Drive, St. Francis, WI 53235.
(12)	SRG capital LLC has advised us that one of their affiliates owns a minority interest in a non-operational broker-dealer and NASD member. SRG Capital, LLC has represented to us that it acquired the shares of common stock in the ordinary course of business and that, at the time of such acquisition, it did not have any agreements or understandings, directly or indirectly, with any person to dispose of the shares of common stock, other than a commitment by us to register the shares pursuant to a shelf registration statement.
(13)	UBS O’Connor LLC is an affiliate of UBS Securities LLC, a registered broker-dealer. UBS O’Connor LLC purchased theses securities in the ordinary course of its business and at the time of this purchase, did not have any agreements, understandings, directly or indirectly, with any person to distribute these securities. UBS Securities LLC and UBS O’Connor LLC make their investment decisions separately. UBS O’Connor LLC is in the business of making principal investments in securities.

          Other than as set forth above, we have had no relationship with the selling stockholders during the past three years.

PLAN OF DISTRIBUTION

          The selling stockholders may sell the shares being offered from time to time in one or more transactions:

•	on the Nasdaq National Market or otherwise;

•	in the over-the-counter market;

•	in negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best efforts basis;

•	through the writing of options on shares, whether the options are listed on an options exchange or otherwise; or

•	a combination of such methods of sale.

          The selling stockholders may sell the shares at market prices prevailing at the time of sale, at prices related to those market prices or at negotiated prices. The selling stockholders also may sell the shares pursuant to Rule 144 adopted under the Securities Act of 1933, as amended, as permitted by that rule. The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers. The broker-dealers may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares. The compensation of any particular broker-dealer may be in excess of customary commissions. Because the selling stockholders and broker-dealers that participate with the selling stockholders in the distribution of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Any commissions received by them and any profit on the resale of shares may be deemed to be underwriting compensation.

          The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

          The shares will be sold through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

          Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

          We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

LEGAL MATTERS

          The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, CA.

EXPERTS

          The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

4,250,000 Shares
of Common Stock

Genitope Corporation

Prospectus

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

          The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by Genitope Corporation (the “Registrant” or the “Company”). All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC registration fee	$7,500
Transfer agent’s fees and expenses	$5,000
Legal fees and expenses	$100,000
Printing fees and expenses	$10,000
Accounting fees and expenses	$50,000
Miscellaneous fees and expenses	$10,000

Total	$182,500

Item 15. Indemnification of Officers and Directors

          Our amended and restated certificate of incorporation contains provisions permitted under Delaware law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving wrongful acts, such as:

•	any breach of the director’s duty of loyalty;

•	acts or omissions which involve a lack of good faith, intentional misconduct or a knowing violation of the law;

•	payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law; or

•	any transaction from which the director derives an improper personal benefit.

          These provisions do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

          As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws require us to indemnify our directors and executive officers to the fullest extent not prohibited by the Delaware law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers. Further, we may decline to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against us or our directors, officers, employees or other agents, unless such indemnification is expressly required to be made by law or the proceeding was authorized by our Board of Directors.

          We have entered into indemnity agreements with each of our current directors and certain of our executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

          We have the power to indemnify our other officers, employees and other agents, as permitted by Delaware law, but we are not required to do so.

          The Registrant maintains a directors’ and officers’ insurance and registrant reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

          The Company and the stockholders have agreed to indemnify each other and each other’s controlling persons, as applicable, against certain liabilities under the Securities Act in connection with this registration statement.

Item 16. Exhibits

     a) Exhibits.

Exhibit
Number	Description of Document
4.1	Specimen Common Stock Certificate. (1)

4.2	Investor Rights Agreement, dated August 29, 2003, by and among Registrant and certain investors named therein. (2)

4.3	Form of Series F Warrant, dated August 29, 2003, by and among Registrant and Stanford C. Finney. (2)

4.4	Amended and Restated Certificate of Incorporation of Registrant. (2)

4.5	Amended and Restated Bylaws of Registrant. (2)

4.6	Form of Purchase Agreement, dated December 13, 2004 and December 14, 2004, by and among Registrant and the Purchasers set forth on the signature pages thereto. (3)

5.1	Legal opinion of Cooley Godward LLP.

23.1	Consent of Cooley Godward LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24.1	Power of Attorney. (Reference is made to the signature page on page II-4.)

(1)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement on Form S-1/A, filed on September 11, 2003, File No. 333-107719.

(2)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement on Form S-1, filed on August 6, 2003, File No. 333-107719.

(3)	Previously filed with the SEC as an Exhibit and incorporated herein by reference from our Current Report on Form 8-K, filed on December 15, 2004, File No. 000-50425.

Item 17. Undertakings

          The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by these subparagraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 and Rule 14c-3 under the Securities and Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Redwood City, State of California, on the 15th day of December 2004.

Genitope Corporation
By:	/s/ Dan W. Denney Jr., Ph.D.
Dan W. Denney Jr., Ph.D.
Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dan W. Denney, Jr. and John M. Vuko, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

/s/ Dan W. Denney Jr., Ph.D.
Dan W. Denney Jr., Ph.D.	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	December 15, 2004

/s/ John M. Vuko
John M. Vuko	Chief Financial Officer (Principal Financial and Accounting Officer)	December 15, 2004

/s/ Gordon D. Denney

Gordon D. Denney	Director	December 15, 2004

/s/ Gregory Ennis

Gregory Ennis	Director	December 15, 2004

/s/ Stanford Finney

Stanford Finney	Director	December 15, 2004

/s/ Ronald L. Goode, Ph.D.

Ronald L. Goode, Ph.D.	Director	December 15, 2004

/s/ William A. Hasler
William A. Hasler	Director	December 15, 2004

EXHIBIT INDEX

Exhibit
Number	Description of Document
4.1	Specimen Common Stock Certificate. (1)

4.2	Investor Rights Agreement, dated August 29, 2003, by and among Registrant and certain investors named therein. (2)

4.3	Form of Series F Warrant, dated August 29, 2003, by and among Registrant and Stanford C. Finney. (2)

4.4	Amended and Restated Certificate of Incorporation of Registrant. (2)

4.5	Amended and Restated Bylaws of Registrant. (2)

4.6	Form of Purchase Agreement, dated December 13, 2004 and December 14, 2004, by and among Registrant and the Purchasers set forth on the signature pages thereto. (3)

5.1	Legal opinion of Cooley Godward LLP.

23.1	Consent of Cooley Godward LLP (included in Exhibit 5.1).

23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

24.1	Power of Attorney. (Reference is made to the signature page on page II-4.)

(1)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement on Form S-1/A, filed on September 11, 2003, File No. 333-107719.

(2)	Previously filed with the SEC as an Exhibit to and incorporated herein by reference from our Registration Statement on Form S-1, filed on August 6, 2003, File No. 333-107719.

(3)	Previously filed with the SEC as an Exhibit and incorporated herein by reference from our Current Report on Form 8-K, filed on December 15, 2004, File No. 000-50425.